BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

September 19, 2014

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Post-Effective Amendments to Pacific Destination O-Series (333-175279) and Pacific Destinations (333-160772) of Separate Account A of Pacific Life Insurance Company (811-08946).

Post-Effective Amendments to Pacific Destination O-Series (333-175280) and Pacific Destinations (333-160773) of Separate Account A of Pacific Life & Annuity Company (811-09203).

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received September 10, 2014 in connection with the above referenced Post-Effective Amendments, on Form N-4, filed August 15, 2014.

Staff Comments: Overview Section.

1. Please consider revising the Overview to explain what a base death benefit is.

Response: The base death benefit provided under the Contract (without taking into account any optional death benefit rider) is the applicable Death Benefit Amount. To provide clarity, we modified the Death Benefit subsection in the Overview to include the following [new disclosure is underlined for your reference]:

“The Death Benefit

Generally, the Contract provides a death payout upon the first death of an Owner or the death of the sole surviving Annuitant, whichever occurs first, during the accumulation phase. Death benefit proceeds are payable when we receive proof of death and payment instructions In Proper Form. To whom we pay a death benefit depends on who dies first and the type of Contract you own. The Contract (without taking into account any optional death benefit rider) also provides a Death Benefit Amount (see the Death Benefit Amount subsection below).

For more information about the death benefit see DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS – Death Benefits in the Prospectus.”

2. Please briefly explain the difference between the Stepped-Up Death Benefit II and the existing Stepped-Up Death Benefit.

Response: The operation of both optional death benefit riders is identical except for an adjustment when certain owner changes occur for Stepped-Up Death Benefit II. We added the following to the Stepped-Up Death Benefit II disclosure [new disclosure is underlined for your reference]:

“Stepped-Up Death Benefit II

This optional Rider offers you the ability to lock in market gains for your beneficiaries with a stepped-up death benefit, which is the highest Contract Value on any previous Contract Anniversary (prior to the oldest of the Owner’s or Annuitant’s 81st birthday) adjusted for additional Purchase Payments and withdrawals. There is a reset to the benefits provided under the Rider when certain owner changes are made (see the Owner Change subsection of the Rider for more information). You can only buy this Rider when you buy your Contract.”

3. Please explain whether or not the existing Stepped-Up Death Benefit will continue to be available.

Response: The Stepped-Up Death Benefit will be available for purchase in each state where the Stepped-Up Death Benefit II is not yet approved. Once the new Stepped-Up Death Benefit II is approved in a certain state, the Stepped-Up Death Benefit will be discontinued within that state. In no event will both riders be available for purchase at the same time for any prospective purchaser; only one rider is available and the available rider is purchased or not purchased.

For clarity, we added the following disclosure to the Overview section:

“The optional Stepped-Up Death Benefit will remain available for purchase until the optional Stepped-Up Death Benefit II is approved and available in your state.”

4. In Footnote 6, please remove the disclosure that states “Only one death benefit rider may be owned or in effect at the same time” if the EEDB and either the Stepped-Up Death Benefit II or Stepped-Up Death Benefit may be owned and in effect at the same time.

Response: We removed the disclosure. Also see our response to Staff comment 5 below.

Staff Comment: Charges, Fees and Deductions.

5. Please clarify in this section, if accurate, that the Earnings Enhancement Death Benefit may be purchased with either of the Stepped-Up Death Benefit II or Stepped-Up Death Benefit Riders.

Response: We added the following disclosure to the end of the Earnings Enhancement Death Benefit section:

“This Rider can be purchased with, if available, the optional Stepped-Up Death Benefit II or Stepped-Up Death Benefit.”

Staff Comment: Death Benefits and Optional Death Benefit Riders.

6. Please clarify what the Death Benefit Amount is for Contracts issued prior to November 3, 2014.

Response: For clarity in this supplement, we added the following disclosure:

“Death Benefit Amount (For Contracts issued before November 3, 2014)

The Death Benefit Amount as of any Business Day before the Annuity Date is equal to the greater of:

•	your Contract Value as of that day, or

•	your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received before each withdrawal by the ratio of the amount of the withdrawal, including any withdrawal charge, to the Contract Value immediately prior to each withdrawal. The reduction made, when the Contract Value is less than aggregate Purchase Payments made into the Contract, may be greater than the actual amount withdrawn.

We calculate the Death Benefit Amount as of the Notice Date and the death benefit will be paid in accordance with the Death Benefit Proceeds section in the Prospectus.”

Staff Comment: Tandy Representations.

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage